EXHIBIT 4.1

                    [WAUSON & ASSOCIATES, P.C. LETTERHEAD]

                               October 11, 2000

VIA FACSIMILE (713) 334-6565

Ms. Celia Figueroa
ClearWorks.Net, Inc.
2450 Fondren, Suite 200B
Houston, Texas 77063

      RE:   Fees

Dear Celia:

      This will confirm our discussions and recent agreement concerning issuance of shares of stock in satisfaction of outstanding attorney's fees.

      Our agreement is as follows:

            ClearWorks will issue and deliver to J. Wesley Wauson of Wauson & Associates, P.C. 30,000 shares of free-trading common stock. To allow for marketability difficulties and volatility, ClearWorks will be given credit against outstanding bills and future invoices for two-thirds (2/3) of the value of the shares. The price to be used to determine value and the credit to ClearWorks will be the average price for five trading days, including the date of delivery of the shares, two (2) days prior thereto and two (2) days thereafter.

      This is a singular agreement and all billings not the subject of payment hereunder or pursuant to another agreement in writing will be on a monthly basis with payments to be due upon receipt.

      If this meets with the agreement of the Company, please return a signed copy as soon as possible. It is my understanding that there are registration details to be concluded prior to issuing the shares, but that the transaction can be completed within the next week to ten (10) days.
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      Please let me know if this is consistent with your understanding as well.


                                Very truly yours,

                                /s/ John Wesley Wauson

                                John Wesley Wauson

JWW/jww

ClearWorks.net, Inc.


By:   /s/ CELIA FIGUEROA, GENERAL COUNSEL
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      It's agents and/or officers